CUSIP No. 98155N106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     WorldWater and Solar Technologies Corp.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    98155N106
                                 (CUSIP Number)

                            Joseph P. Bartlett, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7481
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 12, 2008
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (A)      /X/
                                                                   (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          18,392,500
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            18,392,500

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         18,392,500

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         9.3%(1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 197,494,387 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13D (a sum of 188,494,387 shares of Common Stock outstanding as reported on Issuer's Form 10-Q filed on 11/14/2007 and Reporting Persons' Warrant to purchase 9,000,000 shares of Common Stock presently exercisable).


                                       2
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CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (A)      /X/
                                                                   (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          18,392,500
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            18,392,500

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         18,392,500

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         9.3%(1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 197,494,387 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13D (a sum of 188,494,387 shares of Common Stock outstanding as reported on Issuer's Form 10-Q filed on 11/14/2007 and Reporting Persons' Warrant to purchase 9,000,000 shares of Common Stock presently exercisable).


                                       3
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CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (A)      /X/
                                                                   (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          18,392,500
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            18,392,500

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         18,392,500

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         9.3%(1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 197,494,387 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13D (a sum of 188,494,387 shares of Common Stock outstanding as reported on Issuer's Form 10-Q filed on 11/14/2007 and Reporting Persons' Warrant to purchase 9,000,000 shares of Common Stock presently exercisable).


                                       4
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CUSIP No. 98155N106


Item 1.

         This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on March 9, 2007 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on March 21, 2007, Amendment No. 2 to
Schedule 13D filed on June 6, 2007, Amendment No. 3 to Schedule 13D filed on July 6, 2007, Amendment No. 4 to Schedule 13D filed on October 5, 2007, and Amendment No. 5 to Schedule 13D filed on February 1, 2008. Capitalized terms used in this Amendment No. 6 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

         This Amendment No. 6 is being made to disclose material changes in the Reporting Persons' beneficial ownership of securities of the Issuer. Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by the reporting persons in the Initial Schedule 13D or prior amendments thereto.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Schedule 13D, each Reporting Person beneficially owns 47,392,500 shares of Common Stock, which are held of record by the Trust.

         (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) Since Amendment No. 5 to Schedule 13D filed on February 1, 2008, the Reporting Persons have not acquired any additional Common Stock that would increase their voting power in Issuer.

                  However, this Amendment No. 6 is being made to disclose the execution of the Stock and Warrant Purchase Agreement dated February 12, 2008 (the "Agreement") and Warrant to Purchase Common Stock dated February 12, 2008 (the "Warrant"), pursuant to which Issuer issued to Reporting Persons, for a total purchase price of $35, 640,000, (i) twenty thousand (20,000) shares of its Series F Convertible Preferred Stock ("Series F Preferred") at a price of $1,782.00 per share, each Series F Preferred convertible into 1,000 shares of Common Stock, in the form, and containing the rights, preferences and privileges set forth in the Agreement and (ii) twenty nine million (29,000,000) warrants to purchase up to twenty nine million (29,000,000) shares of Common Stock, at an exercise price of $1.815 per warrant, with limitations and adjustments specified in the Agreement and Warrant. A portion of the purchase price of Series F Preferred was paid by cancellation of the outstanding principal balance ($6,000,000) and accrued and unpaid interest of $20,000 under the terms of a Promissory Note dated January 25, 2008. The Agreement is attached hereto as Exhibit "B" and the Warrant as Exhibit "C", and they are incorporated herein by reference. Complete terms of the transactions will be described in a Form 8-K to be filed by Issuer.

                  The warrants and Series F Preferred are not exercisable and convertible prior to the satisfaction of certain conditions and covenants, including the filing of an Amendment to Issuer's Certificate of Incorporation authorizing a sufficient number of shares of Common Stock to allow for such exercise or conversion. As of the filing date of this Amendment No. 6, the aforementioned conditions and covenants have not been satisfied. Despite this fact, the Reporting Persons are filing this Amendment No. 6 to disclose the execution of the Agreement and Warrant, which they deem as material in accordance with Rule 13D.

                  In addition, pursuant to a side letter agreement dated February 11, 2008 (the "Side Letter"), Issuer granted Reporting Persons the right to nominate two directors to the Board of Directors of Issuer in consideration of the above reported investment by the Reporting Persons. The Side Letter is attached hereto as exhibit "D" and incorporated herein by reference.


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CUSIP No. 98155N106


         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Stock and Warrant Purchase Agreement dated February 12, 2008

         (c) Warrant to Purchase Common Stock dated February 12, 2008

         (d) Side Letter Agreement dated February 11, 2008


Item 7.  Material to Be Filed as Exhibits

         Exhibit A: Agreement Regarding Joint Filing of Amendment No. 6 to
                    Schedule 13D.

         Exhibit B: Stock and Warrant Purchase Agreement dated February 12, 2008

         Exhibit C: Warrant to Purchase Common Stock dated February 12, 2008

         Exhibit D: Side Letter Agreement dated February 11, 2008

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  February 14, 2008        /s/ David Gelbaum
                                 -----------------------------------------------
                                 David Gelbaum, Co-Trustee of The Quercus Trust


                                 /s/ David Gelbaum, as Attorney-In-Fact
                                     for Monica Chavez Gelbaum
                                 -----------------------------------------------
                                 Monica Chavez Gelbaum, Co-Trustee
                                 of The Quercus Trust


                                 /s/ David Gelbaum
                                 -----------------------------------------------
                                 The Quercus Trust, David Gelbaum, Co-Trustee
                                 of The Quercus Trust


                                       7
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CUSIP No. 98155N106

                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 6 TO SCHEDULE 13D
       -------------------------------------------------------------------


         The undersigned agree that the Amendment No. 6 to the Schedule 13D with respect to the Common Stock of WorldWater and Solar Technologies Corp. is a joint filing being made on their behalf.


Dated:  February 14, 2008        /s/ David Gelbaum
                                 -----------------------------------------------
                                 David Gelbaum, Co-Trustee of The Quercus Trust


                                 /s/ David Gelbaum, as Attorney-In-Fact
                                     for Monica Chavez Gelbaum
                                 -----------------------------------------------
                                 Monica Chavez Gelbaum, Co-Trustee
                                 of The Quercus Trust


                                 /s/ David Gelbaum
                                 -----------------------------------------------
                                 The Quercus Trust, David Gelbaum, Co-Trustee
                                 of The Quercus Trust

                                    EXHIBIT B

                      STOCK AND WARRANT PURCHASE AGREEMENT


                  THIS STOCK AND WARRANT PURCHASE AGREEMENT (this "AGREEMENT") is made and entered into as of February 12, 2008, by and among The Quercus Trust ("QUERCUS" or the "PURCHASER"), and WorldWater & Solar Technologies Corp., a Delaware corporation (the "COMPANY" or "WWAT").

                  WHEREAS, the Purchaser desires to purchase from the Company, and the Company desires to sell to Purchaser, shares of Series F Convertible Preferred Stock (hereinafter described) and warrants exercisable into shares of Common Stock (the "Warrants"), each on the terms set forth herein;

                  WHEREAS, Purchaser has provided a loan to the Company in the original principal amount of $6,000,000, as evidenced by that certain Promissory Note, dated January 25, 2008 (the "PROMISSORY NOTE"); and

                  WHEREAS, the Company is offering the Series F Convertible Preferred Stock pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT").

                  NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

         1. SALE OF SHARES.

                  1.1 PURCHASE AND SALE OF SHARES AND WARRANTS. The Company hereby agrees to issue to Quercus (i) twenty thousand (20,000) shares of its Series F Convertible Preferred Stock ("SERIES F PREFERRED") at a price of $1,782.00 per share (the "SERIES F PURCHASE PRICE"), in the form, and containing the rights, preferences and privileges set forth in Exhibit "A" and (ii) twenty nine million (29,000,000) Warrants to purchase up to twenty nine million (29,000,000) shares of Common Stock (subject to adjustment), at an exercise price of $1.815 per Warrant in the form set forth in Exhibit "B." The Company and Quercus agree that a portion of the Series F Purchase Price will be paid by cancellation of the outstanding principal balance and all accrued and unpaid interest under the terms of the Promissory Note (such amount, the "Note Payoff").

                  1.2 THE CLOSING. The sale and purchase of the Series F Preferred and the issuance of the Warrants shall take place at the offices of Salvo Landau Gruen & Rogers, 510 Township Line Road, Suite 150, Blue Bell, Pennsylvania 19422, or at such other location as the Company and Quercus mutually agree, on or before February ___, 2008 (the "CLOSING"). At the Closing, the Company shall deliver to Quercus a certificate representing the Series F Preferred (the "PREFERRED CERTIFICATE") and a certificate representing the Warrants (the "WARRANT CERTIFICATE") in the form(s) set forth on of Exhibits "C" and "D," respectively, hereto against delivery to the Company of a check or wire transfer in the amount of the Series F Purchase Price less the amount of the Note Payoff. The obligation of Quercus to consummate the exchange at the Closing is subject to the performance by the Company of the covenants set forth in Sections 2 below and to the truth and accuracy of the representations and warranties of the Company in Section 3 below.

         2. COVENANTS OF COMPANY.

                  2.1 CERTIFICATE OF DESIGNATION. The Company agrees to file the Certificate of Designation in the form of Exhibit "A" attached hereto with the Delaware Secretary of State prior to the Closing.

                  2.2. AMENDMENT TO CERTIFICATE OF INCORPORATION. Quercus and the Company agree and acknowledge that (i) the Company does not have currently authorized sufficient shares of unissued Common Stock to allow for the conversion of the Series F Preferred, (ii) the Company's board of directors (the "BOARD") has approved an amendment ("AMENDMENT") to the Company's Certificate of Incorporation to increase the authorized number of Common Stock to four hundred fifty million (450,000,000), which would authorize sufficient shares of Common Stock to allow the conversion of the Series F Preferred in full, (iii) the Board has approved the holding of a meeting of Shareholders to consider and approve the Amendment, and has voted to recommend to Shareholders that the Amendment be approved, and (iv) the Company has authorized "blank check" preferred stock with respect to which the Board has the power to designate the rights, preferences and privileges. In light of the foregoing, the Company agrees (x) to use best efforts to cause the Amendment to be approved by Shareholders and filed with the Delaware Secretary of State as soon as practicable, and to thereafter at all times cause there to be sufficient authorized and unissued shares of Common Stock and other securities to allow the Series F Preferred to be converted in full and the Warrants to be exercised in full.

                  2.3 FILING AMENDMENT. The Company agrees to use best efforts to obtain SEC approval of its proxy statement, to obtain shareholder approval of the Amendment and to file the Amendment with the Delaware Secretary of State as soon as practicable following the Closing.

         3. REPRESENTATIONS AND WARRANTIES OF COMPANY. Except for compliance with the requirements contained in Sections 2.1 and 2.3, the Company hereby represents and warrants to Quercus that:

                  3.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power and authority to own and hold its properties and to conduct its business. The Company is duly licensed or qualified to do business, and in good standing, in each jurisdiction in which the nature of its business requires licensing, qualification or good standing, except for any failure to be so licensed or qualified or in good standing that would not have a material adverse effect on
(i) the Company, (ii) its consolidated results of operations, assets, or financial condition, (iii) its ability to perform its obligations under this Agreement or (iv) the Series F Preferred (a "MATERIAL ADVERSE EFFECT").

                  3.2 CONSENTS AND APPROVALS. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, regional, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement.

                  3.3 AUTHORIZATION. The Company has full corporate power and authority to execute, deliver and enter into this Agreement and to consummate the transactions contemplated hereby. All action on the part of the Company necessary for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of the Series F Preferred, and the Common Stock issuable upon the conversion of the Series F Preferred (the "CONVERSION SHARES"), the Warrants and the Common Stock issuable upon exercise of the Warrants (the "WARRANT SHARES") and the performance of the Company's obligations hereunder has been taken. The Series F Preferred, the Conversion Shares, the Warrants and the Warrant Shares have been duly authorized and, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and non-assessable and will be free and clear of all liens imposed by or through the Company other than restrictions imposed by this Agreement and applicable securities laws. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and by general equitable principles, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

                  3.4 COMPLIANCE WITH OTHER INSTRUMENTS.

                  (a) The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby will not
(i) result in the violation of any provision of the Certificate of Incorporation or By-laws of the Company, (ii) result in any violation of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, (iii) trigger the increase in the rights of any holder of the Company's outstanding debt or equity securities, including securities converted with such securities, (iv) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement to which the Company is a party or by which it is bound or to which any of its properties or assets is subject, nor result in the creation or imposition of any lien upon any of the properties or assets of the Company, in the cases of clauses (ii) and (iii) above, only to the extent such conflict, breach, violation, default or lien reasonably could, individually or in the aggregate, have or result in a Material Adverse Effect.

                  (b) No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority remains to be obtained or is otherwise required to be obtained by the Company in connection with the authorization, execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation the issue and sale of the Series F Preferred, the Conversion Shares, the Warrants and the Warrant Shares, except filings as may be required to be made by the Company with (i) the United States Securities and Exchange Commission ("SEC") and (ii) state "blue sky" or other securities regulatory authorities.

                  3.5 MATERIAL ADVERSE CHANGES. Since June 30, 2007, there has not occurred any event or events which, singly or in the aggregate, have had or are reasonably expected to have, a Material Adverse Effect upon the business, operations or financial condition of the Company.

                  3.6 ISSUANCE OF SECURITIES. Since September 28, 2007, the Company has not issued any capital stock, or any securities convertible into, or exchangeable for, capital stock, or entered into any written or oral commitment with respect thereto, except for the issuance to Quercus of the Series E Convertible Preferred Stock of the Company under the terms of that certain Stock Exchange Agreement dated January 25, 2008.

                  3.7 LITIGATION. There are no pending or overtly threatened actions, claims, orders, decrees, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency which would have a Material Adverse Effect, or which question the validity of this Agreement or any action taken or to be taken by the Company in connection herewith, or which might result in any impairment of the right or ability of the Company to enter into or perform his obligations under this Agreement.

                  3.8 REPORTS; FINANCIAL STATEMENTS. WWAT's Annual Report on Form 10-KSB for the years ended December 31, 2005 and December 31, 2006 and Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 (the "REPORTS") have been filed with the SEC and the Reports complied in all material respects with the rules of the SEC applicable to such Reports on the date filed with the SEC, and the Reports did not contain, on the date of filing with the SEC, any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not materially misleading. The Reports have not been amended, nor as of the date hereof has WWAT filed any report on Form 8-K since December 31, 2007 other than as set forth on SCHEDULE
3.8 hereto. All of the consolidated financial statements included in the Reports (the "WWAT FINANCIAL STATEMENTS"): (a) have been prepared from and on the basis of, and are in accordance with, the books and records of WWAT and with generally accepted accounting principles applied on a basis consistent with prior accounting periods; (b) fairly and accurately present in all material respects the consolidated financial condition of WWAT as of the date of each such WWAT Financial Statement and the results of its operations for the periods therein specified; and (c) in the case of the annual financial statements, are accompanied by the audit opinion of WWAT's independent public accountants. Except as set forth in SCHEDULE 3.8 or in the WWAT Financial Statements, as of the date hereof, WWAT has no liabilities other than (x) liabilities which are reflected or reserved against in the WWAT Financial Statements and which remain outstanding and undischarged as of the date hereof, (y) liabilities arising in the ordinary course of business of WWAT since September 30, 2007, or (z) liabilities incurred as a result of the transactions contemplated by the Transaction Documents or which were not required by generally accepted accounting principles to be reflected or reserved on the WWAT Financial Statements. Since September 30, 2007, except as set forth on SCHEDULE 3.8 hereto, there has not been any event or change which has or will have a Material Adverse Effect and WWAT has no knowledge of any event or circumstance that would reasonably be expected to result in such a Material Adverse Effect.

                  3.9 PERMITS. The Company has all franchises, permits, licenses and similar authorizations necessary for the conduct of its business, and is not in default of any such authorizations, where the absence or default of such authorization could have a Material Adverse Effect.

                  3.10 INCOME TAX RETURNS. WWAT and each entity owned or controlled, directly or indirectly by WWAT or in which it has a fifty percent (50%) or greater interest (each, a "SUBSIDIARY") has filed all federal and state income tax returns which are required to be filed, and have paid, or made provision for the payment of, all taxes which have become due pursuant to said returns or pursuant to any assessment received by WWAT or any Subsidiary, except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. WWAT has no knowledge of any pending assessments or adjustments of the income tax payable of WWAT or its Subsidiaries with respect to any year.

                  3.11 ENVIRONMENTAL MATTERS. None of the operations of WWAT or any Subsidiary is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment. To WWAT's knowledge, neither WWAT nor any Subsidiary has received notice of any actual or threatened claim, investigation, proceeding, order or decree in connection with any release of any toxic or hazardous waste or substance into the environment.

                  3.12 OFFERING. Subject in part to the truth and accuracy of each Investor's representations set forth in SECTION 4 of this Agreement, the offer, sale and issuance of the securities contemplated by this Agreement are exempt from the registration requirements of the Securities Act, and the qualification or registration requirements of the Act or other applicable blue sky laws. Neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemptions.

                  3.13 PATENTS AND TRADEMARKS. The Company possesses all patents, patent rights, trademarks, trademark rights, service marks, service mark rights, trade names, trade name rights and copyrights (collectively, the "INTELLECTUAL PROPERTY") necessary for its business without, to its knowledge (but without having conducted any special investigation or patent search), any conflict with or infringement of the valid rights of others and the lack of which could materially and adversely affect the operations or condition, financial or otherwise, of the Company, and the Company has not received any notice of infringement upon or conflict with the asserted rights of others.

                  3.14 INSURANCE. The Company has in full force and effect fire and casualty insurance policies with such coverages in amounts (subject to reasonable deductibles) customary for companies similarly situated.

                  3.15 RELATED PARTY TRANSACTIONS. No existing contractual obligation of WWAT or its Subsidiaries is with or for the direct benefit of (i) any party owning, or formerly owning, beneficially or of record, directly or indirectly, in excess of five percent (5%) of the outstanding capital stock of WWAT, (ii) any director, officer or similar representative of WWAT, (iii) any natural person related by blood, adoption or marriage to any party described in
(i) or (ii), or (iv) any entity in which any of the foregoing parties has, directly or indirectly, at least a five percent (5%) beneficial interest (a "RELATED Party"). Without limiting the generality of the foregoing, no Related Party, directly or indirectly, owns or controls any material assets or material properties which are used in WWAT's business and to the knowledge of WWAT, no Related Party, directly or indirectly, engages in or has any significant interest in or connection with any business which is, or has been within the last two years, a competitor, customer or supplier of WWAT or has done business with WWAT or which currently sells or provides products or services which are similar or related to the products or services sold or provided in connection with the Business.

                  3.16 NO ANTI-DILUTION RIGHTS. The transactions contemplated hereby will not trigger any anti-dilution provisions contained in any existing shareholder agreements.

                  3.17 FULL DISCLOSURE. No representation, warranty, schedule or certificate of WWAT made or delivered pursuant to the Transaction Documents contains or will contain any untrue statement of fact, or omits or will omit to state a material fact the absence of which makes such representation, warranty or other statement misleading.

         4. REPRESENTATIONS AND WARRANTIES OF QUERCUS. Quercus hereby represents and warrants to, and agrees with, the Company that:

                  4.1 RESTRICTED SECURITIES. Quercus understands that (i) the Series F Preferred and the Conversion Shares are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering, (ii) under such laws and applicable regulations such securities may be resold without registration under federal and state securities laws only in certain limited circumstances, and (iii) the Company may require a legal opinion of Quercus' counsel with respect to unregistered transfers.

                  4.2 ACCREDITED INVESTOR. Quercus represents that it is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

                  4.3 LEGENDS. Quercus understands that the certificates evidencing the Series F Preferred Stock will bear substantially the following legends:

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH SECURITIES ACT.

                  4.4 INVESTMENT PURPOSES. The securities will be acquired for investment for Quercus' own account, not as a nominee or agent, an not with a view to the public resale or distribution thereof within the meaning of the federal or state securities laws, and Quercus has no present intention of selling, granting any participation in, or otherwise distributing the same. Quercus further represents that he or it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the securities.

                  4.5 LITIGATION. There are no claims before any governmental entity or arbitrator pending or, to such Purchaser's knowledge, currently threatened against or with respect to such Purchaser relating to or affecting the Series F Preferred or the Warrants, which question the validity of this Agreement or any action taken or to be taken by such Purchaser in connection herewith, or which might result in any impairment of the right or ability of such Purchaser to enter into or perform its obligations under this Agreement.

                  4.6 AWARENESS OF COMPANY PERFORMANCE. Purchaser acknowledges that (i) it has received and reviewed the Company's financial statements (a) as of and for the year ended December 31, 2006 and (b) as of and for the nine-month period ended September 30, 2007, (ii) it has received or has had full access to all the information Purchaser considers necessary or appropriate to make an informed decision with respect to the purchase of the Units pursuant to this Agreement, and (iii) it has had an opportunity to ask questions and receive answers from the Company regarding the Company's financial performance and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Purchaser or to which Purchaser had access.

         5. CERTAIN COVENANTS OF WWAT. The provisions of Section 4 of that certain Stock and Warrant Purchase Agreement between Quercus and the Company dated September 28, 2007 (the "PURCHASE AGREEMENT") are hereby incorporated by reference and shall apply to the Conversion Shares.

         6. INDEMNIFICATION. The provisions of Section 5 of the Purchase Agreement are hereby incorporated by reference and shall apply to the transactions contemplated by this Agreement.

         7. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations, warranties and agreements made by WWAT and Quercus in this Agreement or in any certificate or other instrument delivered pursuant hereto shall survive the Closing and any investigation and discovery by WWAT or by Quercus, as the case may be, made at any time with respect thereto; provided, however, that, other than with respect to Section 3.6 (for which there shall be no time limit), neither Quercus nor WWAT shall have any liability to the other for any misrepresentation, inaccuracy or omission in any representation or warranty, or any breach of any representation or warranty, unless the party asserting a claim with respect to any thereof gives to the other written notice of such claim on or before the date which is two (2) years following the Closing Date.

         8. MISCELLANEOUS.

                  8.1 ENTIRE AGREEMENT. This Agreement contains the entire agreement among the parties with respect to the exchange contemplated hereby.

                  8.2 GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of Delaware.

                  8.3 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  8.4 SEVERABILITY. The invalidity of any portion hereof shall not affect the validity, force, or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, the parties agree that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law against those for whom it may be enforceable, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

                  8.5 FURTHER ASSURANCES. The parties hereto shall, without additional consideration, execute and deliver or cause to be executed and delivered such further instruments and shall take or cause to be taken such further actions as are necessary to carry out more effectively the intent and purpose of this Agreement.

                  8.6 SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the terms and conditions of Section 5 of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any securities). Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                  8.7 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                  8.8 NOTICES. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the address as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

                  8.9 FINDER'S FEE. Each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction. Quercus agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which Quercus or any of its trustees, employees or representatives is responsible. The Company agrees to indemnify and hold harmless Quercus from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

                  8.10 EXPENSES. The Company shall pay all costs and expenses that it incurs with respect to its negotiation, execution, delivery and performance of this Agreement and, if the Closing is effected, shall pay the actual legal fees and costs of Greenberg Glusker Fields Claman & Machtinger LLP, counsel to Quercus, in an amount not to exceed Five Thousand Dollars ($5,000). If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

                  8.11 AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Quercus. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities for which Warrants are exercisable), and each future holder of all such securities and the Company.

                  8.12 AGGREGATION OF STOCK. All shares of Common Stock held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.


                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.



PURCHASER:
----------

THE QUERCUS TRUST


By:      /S/ DAVID GELBAUM
         ----------------------------------------
         Name:    David Gelbaum
         Its:     Trustee

Address:

1835 Newport Blvd.
A109 - PMB 467
Costa Mesa, CA 92627


COMPANY:

WORLDWATER & SOLAR TECHNOLOGIES CORP.


By:      /S/ QUENTIN T. KELLY
         ----------------------------------------
         Name:    QUENTIN T. KELLY
         Its:     CHAIRMAN AND CEO

Address:

200 Ludlow Drive
Ewing, New Jersey 08638

                                   EXHIBIT "A"
                           CERTIFICATE OF DESIGNATION

                                   EXHIBIT "B"
                        WARRANT TO PURCHASE COMMON STOCK

                                   EXHIBIT "C"
                              PREFERRED CERTIFICATE

                                   EXHIBIT "D"

                               WARRANT CERTIFICATE

                                  SCHEDULE 3.8

         The Company believes that non-cash expenses recorded in 2005 in the amount of $3.8 million related to the issuance of a convertible debt instrument should have been amortized over the life of the debt instrument rather than recorded as an expense in 2005.

         The Company is considering an amendment to the Annual Report on Form 10-KSB for the year ended December 31, 2006 restating these non-cash expense items for 2005 and 2006. The result of the restatement in 2005 will be a reduction in expenses of $3.8 million, and the result in 2006 will be an increase in expenses of $2.8. The net effect to this restatement will be a positive effect on stockholders equity of $1.0 million.

         The effect of these changes on the profit and loss statements in the Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2007 and June 30, 2007 is approximately $30,000 per quarter and the Company also is considering amendments to these reports.

         The Company has not completed its investigation and review of the proposed changes and these issues have not been proposed to the Board of Directors or the Audit Committee.


         The following report on Form 8-K has been filed by the Company since December 31, 2007:

Report on Form 8-K filed January 31, 2008.

                                    EXHIBIT C

THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT. THIS WARRANT MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR ASSIGNED TO ANY OTHER PERSON OR ENTITY, EXCEPT AS SET FORTH HEREIN.

                        WARRANT TO PURCHASE COMMON STOCK

                      WORLDWATER & SOLAR TECHNOLOGIES CORP.


Number of Shares of Common Stock: 29,000,000

Date of Issuance: February 12, 2008 ("Issue Date")


         WorldWater & Solar Technologies Corp., a Delaware corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Quercus Trust, the registered holder hereof, or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times (subject to Section 1(d) hereof) on or after the date hereof (the "Issue Date"), but not after 11:59 p.m., New York time, on the Expiration Date (as defined below), twenty nine million (29,000,000) fully paid nonassessable shares of Common Stock (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 14. This Warrant is the Warrant to purchase Common Stock (this "Warrant") issued pursuant to that certain Stock and Warrant Purchase Agreement, dated as of the date hereof, by and between the Company and the Holder (the "Stock and Warrant Purchase Agreement").

1. EXERCISE OF WARRANT.

         (a) PROCEDURE FOR EXERCISE. Subject to the terms and conditions hereof (including Section 1(d) hereof), this Warrant may be exercised by the Holder on any day on or after the Issue Date, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the "Exercise Notice"), of the Holder's election to exercise this Warrant and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or by wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third
(3rd) Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall
(X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder's DTC account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three (3) Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

         (b) EXERCISE PRICE. For purposes of this Warrant, "Exercise Price" means $1.815, subject to adjustment as provided herein.

         (c) COMPANY'S FAILURE TO TIMELY DELIVER SECURITIES. If, subject to
Section 1(d), the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company's share register or to credit the Holder's balance account with DTC for such number of shares of Common Stock to which the Holder is entitled upon the Holder's exercise of this Warrant, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Warrant Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Warrant Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the date of exercise.

         (d) AUTHORIZATION OF COMMON STOCK. The Purchaser and the Company agree and acknowledge that (i) the Company does not have currently authorized sufficient shares of unissued Common Stock to allow for the exercise of the Warrant, (ii) the Company's board of directors (the "Board") has approved an amendment ("Amendment") to the Company's Certificate of Incorporation to increase the authorized number of Common Stock to 450,000,000, which would authorize sufficient shares of Common Stock to allow the exercise of the Warrant in full, (iii) the Board has approved the holding of a meeting of Shareholders to consider and approve the Amendment, and has voted to recommend to Shareholders that the Amendment be approved, and (iv) the Company has authorized "blank check" preferred stock with respect to which the board of directors of the Company has the power to designate the rights, preferences and privileges. In light of the foregoing, the Company agrees (x) to use commercially reasonable efforts to cause the Amendment to be approved by Shareholders and filed with the Delaware Secretary of State as soon as practicable, and to thereafter at all times cause there to be sufficient authorized and unissued shares of Common Stock and other securities to allow the Warrant to be exercised in full (or, if the Preferred Stock described below has been issued, to allow the Preferred Stock to be converted into Common Stock and other securities in full, and (y) upon the written request of Purchaser, on or prior to the earlier of one year following the date hereof and 10 days prior to the record date ( the "Record Date") for any matter to be presented to shareholders (other than for the Amendment or matters for which the filing of a preliminary proxy statement is not required pursuant to Rule 14a-6, as currently in effect) or for determining any other shareholder rights, the Company will file with the Delaware Secretary of State a Statement of Designation establishing a new class of preferred stock (the "Preferred Stock") with the following rights, preferences and privileges: each share of Preferred Stock shall have rights, preferences and privileges equivalent to 1,000 shares of Common Stock, and shall in addition be automatically convertible into Common Stock at such time as the Company has authorized and unissued sufficient shares of Common Stock to allow such conversion. The Company shall provide the Purchaser notice at least 30 days prior to any Record Date and at least 30 days prior to the filing of a Certificate of Designation meeting the requirements of this Section 1(d) describing any transaction requiring the filing of a Certificate of Determination pursuant to this Section 1(d) and shall consult with the Purchaser as to the form and substance of the Certificate Designation, which shall contain such provisions as the Purchaser shall request and the Company shall approve, such approval not to be unreasonably withheld. This Warrant shall not be exercisable until the earlier of the filing of the Amendment (or a comparable amendment increasing the authorized number of shares of Common Stock), or the filing of a Certificate of Determination as described above. Without limiting the foregoing, if the Amendment is not approved by Shareholders and filed with the Delaware Secretary of State within one (1) year following the date hereof, then the Company, upon Purchaser's written request, shall file the Statement of Designation for the Preferred Stock.

         (e) AUTOMATIC EXERCISE. Purchaser will (subject to Section 1(d)) submit for exercise one half of the number of Warrant Shares represented by this Warrant if, at any time after the Issue Date, the closing price for the Common Stock for five consecutive trading days exceeds $3.63 with an average volume of at least 2.8 million shares, with the price and volume adjusted for stock splits or similar events at any time, and will (subject to Section 1(d)) submit for exercise the balance of the Warrant Shares represented by this Warrant if the closing price for the Common Stock five (5) consecutive trading days exceeds $3.63 with an average volume of at least 2.8 million shares, with the price and volume adjusted for stock splits or similar events on or after nine months thereafter. Each exercise shall be made no later than thirty (30) days following the receipt of written notification from the Company of the date on which the obligation arises.

         (f) DISPUTES. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed.

         (g) ISSUE TAX. The issuance of certificates for shares of Common Stock upon exercise of any Warrant shall be made without a charge to the Warrantholder for any issuance tax in respect thereto provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the Warrantholder.

         (h) CLOSING OF BOOKS. The Company will at no time close its transfer books against the transfer of the shares of Common Stock issued or issuable upon the exercise of this Warrant in any manner which interferes with the timely exercise of this Warrant.

         2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

         (a) ADJUSTMENT UPON SUBDIVISION OR COMBINATION OF COMMON STOCK. If the Company at any time on or after the Issue Date subdivides (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Issue Date reduces or combines (by any reverse stock split, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(a) shall become effective at the close of business on the date the subdivision or combination becomes effective.

         (b) OTHER EVENTS. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and/or the number of Warrant Shares and other rights to be issued to the Holder upon exercise of the Warrant so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(b) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

         3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock (excluding any distribution of equity rights for which an adjustment is made pursuant to Section 2), by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

         (a) ADJUSTMENT OF EXERCISE PRICE. any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of shares of Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the shares of Common Stock on the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of Common Stock, and (ii) the denominator shall be the Closing Bid Price of the shares of Common Stock on the Trading Day immediately preceding such record date; and

         (b) ADJUSTMENT OF NUMBER OF WARRANT SHARES. The number of Warrant Shares shall be increased to a number of shares equal to the number of shares of Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of shares of Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of shares of Common Stock (or common stock) ("Other Shares of Common Stock") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Stock in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Stock that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant in full immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b).

         4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

         (a) PURCHASE RIGHTS. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock or other securities then issuable upon exercise of this Warrant (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common

Stock or other securities then issuable upon exercise of this Warrant acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

         (b) FUNDAMENTAL TRANSACTIONS; PARENT ENTITIES. The Company shall not enter into or be party to a Fundamental Transaction unless (i) if the Successor Entity is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market, the Successor Entity assumes in writing all of the obligations of the Company under this Warrant pursuant to written agreements in form and substance reasonably satisfactory to the Holder, including agreements to deliver to each holder of Warrants in exchange for such Warrants a written instrument issued by the Successor Entity substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the shares of Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and satisfactory to the Holder and (ii) if the Successor Entity is not a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market, the Successor assumes in writing all of the obligations of the Company under this Warrant pursuant to written agreements in form and substance reasonably satisfactory to the Holder, including agreements to deliver to each holder of Warrants in exchange for such Warrants a written instrument issued by the Successor Entity substantially similar in form and substance to this Warrant exercisable for the consideration that would have been issuable in the Fundamental Transaction in respect of the Warrant Shares had this Warrant been exercised immediately prior to the consummation of the Fundamental Transaction. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the exercise of this Warrant.

         In the event that any person becomes a Parent Entity of the Company, such person shall assume all of the obligations of the Company under this Warrant with the same effect as if such person had been named as the Company herein.

         5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company, except as contemplated by Section 1(d), (i) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock and other securities upon the exercise of this Warrant, and (iii) shall, so long as this Warrant is outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock and other securities, solely for the purpose of effecting the exercise of this Warrant, 100% of the number of shares of Common Stock and other securities issuable upon exercise of this Warrant then outstanding (without regard to any limitations on exercise).

         6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

         7. REISSUANCE OF WARRANTS.

         (a) TRANSFER OF WARRANT. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

         (b) LOST, STOLEN OR MUTILATED WARRANT. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

         (c) EXCHANGEABLE FOR MULTIPLE WARRANTS. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional shares of Common Stock shall be given.

         (d) ISSUANCE OF NEW WARRANTS. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrants issued in connection with such issuance, is equal to the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant, which is the same as the Issue Date, and (iv) shall have the same rights and conditions as this Warrant.

         8. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

         9. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware.

         10. SEVERABILITY; CONSTRUCTION; HEADINGS. If one or more provisions of this Warrant are held to be unenforceable under applicable law, such provisions shall be excluded from this Warrant, and the balance of this Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms. This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

         11. NOTICES.

         (a) ADDRESSES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with the Stock and Warrant Purchase Agreement, or, in the case of a Holder, to the Holder's address of record as set forth in the Company's registry for the Warrants.

         (b) NOTICES OF RECORD DATES. In the event of:

                  (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution (other than cash dividends out of earned surplus), or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any right to sell shares of stock of any class or any other right; or

                  (ii) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all the assets of the Company to or consolidation or merger of the Company with or into any other corporation or entity; or

                  (iii) any voluntary or involuntary dissolution, liquidation or winding-up of the Company; or

                  (iv) any public offering or any issuance by the Company of additional shares of capital stock;

then and in each such event the Company will give notice to the Warrantholder specifying (A) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and stating the amount and character of such dividend, distribution or right, and (B) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock will be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up. Such notice shall be given at least 20 days and not more than 90 days prior to the date therein specified, and such notice shall state that the action in question or the record date is subject to the effectiveness of a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or to a favorable vote of stockholders, if either is required.

         (c) NOTICE OF ADJUSTMENTS. Upon any adjustment of the Warrant Price, then and in each such case the Company shall give written notice thereof, by first-class mail, postage prepaid, addressed to each Warrantholder at the address of such holder as shown on the books of the Company, which notice shall state the Warrant Price resulting from such adjustments setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

         (d) NOTICES OF OTHER ACTIONS. The Company shall provide the Holder with prompt written notice of all other actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore.

         12. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant.

         13. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, subject to the compliance with applicable securities laws established to the reasonable satisfaction of the Company.

         14. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

         (b) "CHANGE OF CONTROL" means any Fundamental Transaction other than
(i) any reorganization, recapitalization or reclassification of the Common Stock in which holders of the Company's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

         (c) "CLOSING BID PRICE" and "CLOSING SALE PRICE" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or the last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

         (d) "COMMON STOCK" means (i) the Company's shares of Common Stock par value $0.001 per share, and (ii) any share capital into which such Common Stock shall have been changed or any share capital resulting from a reclassification of such Common Stock.

         (e) "ELIGIBLE MARKET" means The New York Stock Exchange, Inc., The American Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Capital Market.

         (f) "EXPIRATION DATE" means the date sixty-six (66) months after the Issue Date or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "Holiday"), the next date that is not a Holiday.

         (g) "FUNDAMENTAL TRANSACTION" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Common Stock, or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Common Stock, (v) reorganize, recapitalize or reclassify its Common Stock, or (vi) any "person" or "group"(as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock.

         (h) "OPTIONS" means any rights, warrants or options to subscribe for or purchase shares of Common Stock or securities convertible into or exercisable for Common Stock.

         (i) "PARENT ENTITY" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (j) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (k) "PRINCIPAL MARKET" means the Over the Counter Bulletin Board.

         (l) "SEPTEMBER 28, 2007 WARRANT" means the warrant to purchase nine million (9,000,000) shares of Common Stock issued by the Company to Quercus on September 28, 2007.

         (m) "SUCCESSOR ENTITY" means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

         (n) "TRADING DAY" means any day on which the Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that "Trading Day" shall not include any day on which the Common Stock are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

         15. AMENDMENT TO SEPTEMBER 28, 2007 WARRANT. The Company has obtained the Quercus Trust's written consent to amend Section 1(d) of the September 28, 2007 Warrant such that it will conform in all respects to Section 1(d) of this Warrant to Purchase Common Stock.

         IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Stock to be duly executed as of the Issue Date set out above.


                  WORLDWATER & SOLAR TECHNOLOGIES CORP.

                  By:               /S/ QUENTIN T. KELLY
                           -----------------------------------
                  Name:             QUENTIN T. KELLY
                           -----------------------------------
                  Title:            CHAIRMAN AND CEO
                           -----------------------------------

                                    EXHIBIT A

                                 EXERCISE NOTICE


            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                        WARRANT TO PURCHASE COMMON STOCK

                      WORLDWATER & SOLAR TECHNOLOGIES CORP.


         The undersigned holder hereby exercises the right to purchase _________________ of the shares of Common Stock ("Warrant Shares") of WorldWater & Solar Technologies Corp., a Delaware corporation (the "Company"), evidenced by the attached Warrant to Purchase Common Stock (the "Warrant"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

         1. FORM OF EXERCISE PRICE. The Holder intends that payment of the Exercise Price shall be made as:

         _________ a "Cash Exercise" with respect to ___________ Warrant Shares.

         2. PAYMENT OF EXERCISE PRICE. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

         3. DELIVERY OF WARRANT SHARES. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.


Date: _______________ __, ______



                                          By: __________________________________
                                          Name:_________________________________
                                          Title:________________________________

                                    EXHIBIT B

                                 ACKNOWLEDGMENT

         The Company hereby acknowledges this Exercise Notice and hereby directs [INSERT NAME OF TRANSFER AGENT] to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated ______, 2008 from the Company and acknowledged and agreed to by [INSERT NAME OF TRANSFER AGENT].


                  WORLDWATER & SOLAR TECHNOLOGIES CORP.


                  By: __________________________________
                  Name:_________________________________
                  Title:________________________________

                                    EXHIBIT D

                    World Water and Solar Technologies Corp.
                                200 Ludlow Drive
                             Ewing, New Jersey 08638

                                February 11, 2008





Quercus Trust
David Gelbaum, Trustee
1835 Newport Boulevard
A109 - PMB 467
Costa Mesa, CA 92627

Dear David:

I am pleased to let you know that at a telephonic board meeting held on February 7th, 2008, the Board of Directors of WorldWater & Solar Technologies Corp. (the "Company") voted in favor of granting The Quercus Trust (the "Trust") the right to nominate two directors (which will include you and any other person reasonably acceptable to the Company) to our Board (collectively, the "Quercus Board Members") in consideration of investment of the Trust (the "Trust"") in the Company. As a result, the Company will take the following actions:

    1. As the next action by written consent of the Board, or at the outset of our next scheduled Board meeting, currently scheduled for February 20, 2008, (a) the Board will vote to approve an amendment to the Company's By-Laws to increase the number of directors to serve on the Board to create sufficient vacancies to allow the appointment of the Quercus Board Members as Class III Directors of the Company, each with a term to expire at the annual meeting of shareholders to be held in 2010; and
         (b) the Board will appoint the Quercus Board Members as Class III Directors.

    2. The Trust shall have rights substantially similar to those granted to Emcore Corp. in Paragraph (D))(2) of the Certificate of Determination of the Company's Series D Convertible Preferred Stock.

    3. The rights of the Trust will be limited in the same manner as the rights of the holders of the Series D Convertible Preferred Stock, i.e., the Trust will be required to maintain the same specified percentages of holdings (but in the case of the Trust, holdings will be measured by holdings of Common Stock on a fully-diluted basis);

    4. The Board will re-nominate the Quercus Board Members to be re-elected at the end of their terms, and will use commercially reasonable efforts to replace them, at any time, at the request of the Trust, with other nominees designated by the Trust and reasonably acceptable to the Company.

    5. The Board will in connection with each election of Class III directors recommend that shareholders vote for the Quercus Board Nominees.

    6. As soon as practicable following the date hereof, the Trust and the Company will negotiate and execute and deliver an Investment Agreement providing to the Trust rights substantially similar to those described herein or granted to Emcore Corp. in Paragraph (D))(2) of the Certificate of Determination of the Company's Series D Convertible Preferred Stock.

    7. The Company will use commercially reasonable efforts to deliver Emcore's agreement to an arrangement whereby Quercus and Emcore will agree to vote their respective common stock (and any convertible preferred stock that has voting rights) in support of each other's director nominees for the Company's Board. This arrangement shall relate solely to the two (2) Board members that each of Emcore and Quercus have the right to nominate.

    8. If reasonably requested by the Trust, due to the inability to provide the voting agreement of Emcore as described above, or due to the inability of the Company to otherwise provide the Trust with the right to appoint two members of the Board, the Company will designate an additional Class of Preferred Stock providing the Trust the rights described above (and will issue to the Trust in exchange for Common Stock a nominal number of shares of said new class of Preferred Stock).

    9. The actions contemplated by this letter agreement do not violate the Certificate of Incorporation, Bylaws, any material contract, or any other law, rule or regulation, in each case the violation of which could have a material adverse effect on the Company or the rights of the Trust; without limiting the generality of the foregoing, Emcore, as the holder of the Series D Convertible Preferred Stock of the Company, has agreed to the expansion of the Board and the right of the Trust to nominate two members thereof.

    10. The obligations of the Board hereunder shall be excused to the extent that any Board member determines in good faith that adherence to the member's fiduciary duties to the Company and its stockholders prevents compliance with any provision hereof.

Please sign below to acknowledge and agree that the terms of this letter agreement are satisfactory to you and to the Quercus Trust.

Sincerely,



WORLDWATER & SOLAR TECHNOLOGIES CORP.



By:    /s/ LL Crawford
       -----------------------------------------
Name:  Larry Crawford
Its:   CFO



THE QUERCUS TRUST

By:    /s/ David Gelbaum
       -----------------------------------------
       David Gelbaum, Trustee